

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2024

Gavin Michael
Chief Executive Officer
Bakkt Holdings, Inc.
10000 Avalon Boulevard, Suite 1000
Alpharetta, Georgia 30009

> **Re: Bakkt Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 7, 2024**
> **Response Dated February 13, 2024**
> **File No. 333-271438**

Dear Gavin Michael:

We have reviewed your February 13, 2024 response to our comment letter and have the following comment. Please respond to this letter by providing the requested information. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this letter, we may have additional comments.

Response Dated February 13, 2024

General

1. While we do not have any further comments at this time regarding your disclosure or the responses that you have provided to our prior comments, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your disclosure or responses. Please also confirm your understanding that, with respect to your business operations, and in particular the Bakkt Crypto and Bakkt Marketplace platforms and the crypto assets you make available for trading on those platforms, our decision not to issue additional comments does not mean that we either agree or disagree with any conclusions you have made, positions you have taken or practices you have engaged in or may engage in.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Matt Lyons